Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
Capillary Biomedical, LLC	United States
Sugarmate, LLC	United States
Tandem Diabetes Care Canada, Inc.	Canada
Tandem Diabetes Care Europe B.V.	Netherlands
Tandem Diabetes Care Switzerland Sarl	Switzerland